UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                     FOR THE QUARTER ENDED DECEMBER 31, 2000

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602

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

Contents                                                                    Page

ITEM 1 - Organization Chart [not applicable to 4th quarter]                  2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions      2

ITEM 3 - Associate Transactions                                              2

ITEM 4 - Summary of Aggregate Investment                                     4

ITEM 5 - Other Investments                                                   5

ITEM 6 - Financial Statements and Exhibits [not applicable to 4th quarter]   5

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


                           ITEM 1 - ORGANIZATION CHART

                                 Not applicable.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION

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CAPITAL CONTRIBUTIONS

   Company Making                   Company Receiving              Contribution
    Contribution                      Contribution                    Amount
    ------------                      ------------                    ------
Progress Energy Ventures            CPL Synfuels, LLC              $ 9,373,934
Progress Energy Ventures            CPL Synfuels, LLC                6,291,410
Progress Energy Ventures            CPL Synfuels, LLC                5,349,711
Progress Energy Ventures            CPL Synfuels, LLC                8,139,845
CPL Synfuels, LLC                   Solid Fuel, LLC                  9,373,934
CPL Synfuels, LLC                   Sandy River Synfuel, LLC         6,291,410
CPL Synfuels, LLC                   Solid Fuel, LLC                  5,349,711
CPL Synfuels, LLC                   Sandy River Synfuel, LLC         8,139,845
Progress Capital Holdings, Inc      Electric Fuels Corporation     $13,489,556
Electric Fuels Corporation          EFC Synfuel, LLC                13,489,556
Progress Capital Holdings, Inc      Electric Fuels Corporation       5,000,000


                         ITEM 3. ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies
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
Reporting                Associate
Company                  Company             Types of                  Direct         Indirect                      Total
Rendering                Receiving           Services                   Cost            Cost          Cost of       Amount
Services                 Services            Rendered                 Charged         Charged         Capital       Billed

      SRS                 CP&L             Energy Management         $ 606,480.14                               $ 606,480.14

 Electric Fuels      Florida Power            Coal sales              $15,717,518                                $15,717,518
   Corporation
 Electric Fuels      Kanawha River            Coal sales               $1,450,295                                 $1,450,295
   Corporation
 Electric Fuels      Florida Power            Coal sales              ($3,100,330)                               ($3,100,330)
   Corporation
 Electric Fuels     Florida Progress        Admin services                ($4,170)                                   ($4,170)
   Corporation
 Electric Fuels      Progress Land          Admin services               (66,028)                                   (66,028)
   Corporation
 Electric Fuels   Little Black Mountain     Admin services                  6,484                                      6,484
   Corporation       Coal Reserves, Inc.
 Electric Fuels      Homeland Coal          Admin services                 43,952                                     43,952
   Corporation       Company, Inc.
 Electric Fuels      Awayland Coal          Admin services                 34,672                                     34,672
   Corporation       Company, Inc.
 Electric Fuels     Powell Mountain         Admin services                 18,536                                     18,536
   Corporation       Joint Venture
 Electric Fuels     Powell Mountain         Admin services               (30,222)                                   (30,222)
   Corporation        Coal Company
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                                       2


 Electric Fuels   Murphry Land Company      Admin services                  5,268                                      5,268
   Corporation
 Electric Fuels    Mesa Hydrocarbons,       Admin services               (17,008)                                   (17,008)
   Corporation            Inc.
 Electric Fuels     Progress Synfuel        Admin services                   (91)                                       (91)
   Corporation       Holdings, Inc.
 Electric Fuels     EFC Synfuel, LLC        Admin services                  4,576                                      4,576
   Corporation
 Electric Fuels   Ceredo Synfuel, LLC       Admin services                 15,465                                     15,465
   Corporation
 Electric Fuels    Memco Barge Lines,       Admin services                  3,808                                      3,808
   Corporation            Inc.
 Electric Fuels      Elmwood Marine         Admin services                187,647                                    187,647
   Corporation       Services, Inc.
 Electric Fuels      Progress Rail          Admin services                114,121                                    114,121
   Corporation    Services Corporation
 Electric Fuels   Progress Materials,       Admin services               (14,115)                                   (14,115)
   Corporation            Inc.
 Electric Fuels    Kentucky May Coal        Admin services                (8,880)                                    (8,880)
   Corporation       Company, Inc.
 Electric Fuels      Kanawha River          Admin services                 41,728                                     41,728
   Corporation      Terminals, Inc.
 Electric Fuels     Cincinnati Bulk         Admin services                  3,094                                      3,094
   Corporation      Terminals, Inc.
 Electric Fuels         Colona              Admin services                 12,524                                     12,524
   Corporation
 Electric Fuels        Black Hawk           Admin services                  1,231                                      1,231
   Corporation
 Electric Fuels      Ceredo Liquid          Admin services                  8,870                                      8,870
   Corporation      Terminals, Inc.
 Ceredo Synfuel,     Kanawha River          Synfuel Sales                  35,031                                     35,031
       LLC          Terminals, Inc.
 Ceredo Synfuel,     Kanawha River          Admin services                 30,977                                     30,977
       LLC          Terminals, Inc.
 Ceredo Synfuel,  Black Hawk Synfuel,       Admin services                  5,025                                      5,025
       LLC                LLC.

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                                       3


                                     ITEM 3

Part II - Transactions Performed by Associate Companies on Behalf of Reporting
Companies
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
  Associate        Reporting
    Company         Company                       Types of             Direct        Indirect
   Rendering       Receiving                      Services             Costs          Costs         Cost of       Total Amt.
   Services        Services                       Rendered            Charged        Charged        Capital       Billed
   --------        --------                       --------            -------        --------       -------       ----------

  Florida Power     Progress Materials,       Admin services           (75,495)                                     (75,495)
   Corporation           Inc.
     CP&L                SRS                  Admin services       $197,458.39                                  $197,458.39
 Florida Progress    Electric Fuels           Admin services         1,697,732                                    1,697,732
   Corporation        Corporation
  Florida Power      Electric Fuels           Admin services           546,358                                      546,358
   Corporation        Corporation
 Powell Mountain     Electric Fuels           Admin services            20,811                                       20,811
  Joint Venture       Corporation
   Memco Barge       Electric Fuels           Admin services          (261,117)                                    (261,117)
   Lines, Inc.        Corporation
  Kanawha River      Electric Fuels           Admin services           (20,421)                                     (20,421)
 Terminals, Inc.      Corporation
   Black Hawk        Electric Fuels           Admin services          (917,382)                                    (917,382)
  Synfuel, LLC.       Corporation
  Kentucky May      Progress Synfuel          Admin services          (237,304)                                    (237,304)
  Coal Company,      Holdings, Inc.
      Inc.
  Kanawha River     Progress Synfuel          Admin services            30,947                                       30,947
 Terminals, Inc.     Holdings, Inc.
  Kanawha River   Ceredo Synfuel, LLC         Admin services          (125,046)                                    (125,046)
 Terminals, Inc.
  Kanawha River      Ceredo Liquid            Admin services        17,980,550                                   17,980,550
 Terminals, Inc.    Terminals, Inc.

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
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
Investments in energy-related companies:                            (000's)
  Total consolidated capitalization as of 12/31/00.               $20,091,012   Line 1
    Total capitalization multiplied by 15%                         $3,013,652   Line 2
     (line 1 multiplied by 0.15)
    Greater of $50 million or line 2                                                          $3,013,652   Line 3
    Total current aggregate investment:
    (categorized by major line of energy related businesses)
       Synthetic Fuel                                                 $33,094
       Electrotechnologies                                               $(37)
       Energy Services                                                   $807
       Manufacturing                                                     $247
          Total current aggregate investment                                                     $34,111   Line 4
       Difference between the greater of $50 million or 15%
       of capitalization and the total aggregate investment of
       the registered holding company system (line 3 less line 4)                             $2,979,541   Line 5
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                                       4

                           ITEM 5 - OTHER INVESTMENTS


       Investment Balances                                 11/30/2000

       SRS                                                $75,163,420
       CPL Synfuels, LLC                                   $6,120,885
       Sandy River Synfuel, LLC                            $1,821,097
       Solid Fuel, LLC                                     $4,299,788
       Utech Venture Capital Corporation                   $4,542,352
       Utech Climate Challenge Fund                        $2,209,237
           EFC Synfuel, LLC                               $29,838,565
           Progress Synfuel Holdings, Inc.                   $477,354
             Solid Energy, LLC                           $(27,108,740)
             Ceredo Synfuel, LLC                         $(21,127,384)
           Ceredo Liquid Terminal, Inc.                             -
           Progress Materials, Inc.                        $4,237,503

                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                                PROGRESS ENERGY, INC.
                                                --------------------------------
                                                          Registrant



Date:    May 3, 2001                        By: /s/Thomas R. Sullivan
                                                --------------------------------
                                                Name:  Thomas R. Sullivan
                                                       Title: Treasurer




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